Statement re: Computation of Ratio of Earnings to Fixed Charges

Exhibit 12.1

Ambac Financial Group, Inc.

Ratio of Earnings to Fixed Charges

(In thousands, except ratios)

	Years Ended December 31,					Nine Months Ended September 30,
	2005	2004	2003	2002	2001	2006	2005
Earnings:
Pre-tax income from continuing operations	$1,022,764	$976,782	$849,589	$563,331	$568,014	$925,753	$739,860
Interest expense	55,896	54,322	54,201	43,724	40,442	58,424	40,653
Portion of rentals deemed to be interest	3,339	2,836	2,478	2,126	1,972	2,501	2,628

Earnings	$1,081,999	$1,033,940	$906,268	$609,181	$610,428	$986,678	$783,141

Fixed Charges:
Interest Expense	$55,896	$54,322	$54,201	$43,724	$40,442	$58,424	$40,653
Portion of rentals deemed to be interest	3,339	2,836	2,478	2,126	1,972	2,501	2,628

Fixed Charges	$59,235	$57,158	$56,679	$45,850	$42,414	$60,925	$43,281

Ratio of earnings to fixed charges	18.3	18.1	16.0	13.3	14.4	16.2	18.1